MotivateU, LLC
Financial Statements
For the fiscal year ended December 31, 2020
(Unaudited)

MOTIVATEU, LLC
Balance Sheets

As of Decemeber 31, 2020
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	5,217.00
Prepaid expenses	$	-
Accounts receivable	$	-
TOTAL CURRENT ASSETS	$	5,217.00
TOTAL ASSETS	$	5,217.00

LIABILITIES

CURRENT LIABILITIES	$	-
TOTAL LIABILTIES	$	-

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
TOTAL LIABILITIES	$	-

MOTIVATEU, LLC
Statement of Operations

		2020
Operating Income		
	Revenue	$ -
	Costs of Goods Sold	$ -
Gross Profit		$ -
Operating Expenses		
	Advertising & Marketing	$ 110.00
	Bank Charges & Fees	$ 71.00
	Legal & Professional Services	$ 18,000.00
	Meals & Entertainment	$ -
	Office Supplies & Software	$ 5,504.00
	Rent & Lease	$ 116.00
	Salaries & Wages	$ -
	Contract Labor	$ 982.00
	Travel	$ -
Net Income		$ (24,783.00)


MOTIVATEU, LLC
Statement of Cash Flows


		2020
Cash Flows from Operating Activities		
	Net Income (Loss) for the Period	$ (24,783.00)
	Change in Prepaid Expenses	$ -
	Change in Payables	$ -
Net Cash Flows from Operating Activities		$ (24,783.00)
Cash at Beginning of Period		$ 30,000.00
Net Decrease in Cash		$ (24,783.00)
Cash at End of Period		$ 5,217.00

MOTIVATEU, LLC
Statement of Changes in Member Equity

		Total Member Equity
Beginning Balance at 08/17/20		$ -
Member's Contributions	$ 30,000.00	$ 30,000.00
Member's Withdrawals	$ -	
Net Income (Loss)	$ (24,783.00)	$ (24,783.00)
Ending Balance 12/31/2020	$ 5,217.00	$ 5,217.00

MOTIVATEU, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2019

1. ORGANIZATION AND PURPOSE

MotivateU (the "Company"), is organized under the laws of the State of Delaware. The Company operates a SaaS platform and will derive revenue through a subscription based model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of th accompanying financial statements follows:

a. Basis of Accounting

The Company prepares its financial statements on an accrual bais of accounting in conformi with accounting principles generally accepted in the United States of America (GAAP). Unde the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time the liabilities are incurred.

b. Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c. Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months of less held in domestic financial institutions.
For the fiscal years ended December 31, 2020, the Company's cash positions include its operating bank account.

d. Legal Fees

Legal fees consist of legal services provided for the creation of the Company and patent filings.

e. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

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